UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)

Emergent Capital, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

29102N303
(CUSIP Number)

Devlin H. Dwyer, Esq. Kowan & Cordon, LLC 75 14th Street, Suite 2250 Atlanta, GA 30309 (404) 389-9043
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 28, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	29102N303

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Opal Sheppard Opportunities Fund I LP 82-1502436
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
11,400,000*
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
11,400,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,400,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.8%
14	TYPE OF REPORTING PERSON (See Instructions)
PN

*Includes 1,400,000 shares issuable upon the exercise of warrants, of which (i) 0 are currently exercisable and (ii) 1,400,000 become exercisable in connection with the conversion into shares of Common Stock of the Issuer's outstanding unsecured convertible notes (the "Convertible Notes") on a 1 for 1 basis or, earlier upon the earliest date on which (x) at least 50% of the aggregate principal amount of the Convertible Notes are converted into shares of Common Stock or (y) all of the Convertible Notes are no longer outstanding.

SCHEDULE 13D

CUSIP No.	29102N303

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
OSO Management LLC 82-2418729
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
11,400,000*
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
11,400,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,400,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.8%
14	TYPE OF REPORTING PERSON (See Instructions)
PN

*Includes 1,400,000 shares issuable upon the exercise of warrants, of which (i) 0 are currently exercisable and (ii) 1,400,000 become exercisable in connection with the conversion into shares of Common Stock of the Issuer's outstanding unsecured convertible notes (the "Convertible Notes") on a 1 for 1 basis or, earlier upon the earliest date on which (x) at least 50% of the aggregate principal amount of the Convertible Notes are converted into shares of Common Stock or (y) all of the Convertible Notes are no longer outstanding.

SCHEDULE 13D

CUSIP No.	29102N303

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Opal Capital Partners, LP 90-0837965
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
375,000
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
375,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
375,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2%
14	TYPE OF REPORTING PERSON (See Instructions)
PN

SCHEDULE 13D

CUSIP No.	29102N303

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Opal Advisors, LLC 45-5009963
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
375,000
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
375,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
375,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2%
14	TYPE OF REPORTING PERSON (See Instructions)
PN

SCHEDULE 13D

CUSIP No.	29102N303

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
P. James Hua
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
11,775,000*
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
11,775,000*
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,775,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.1%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

*Includes 1,400,000 shares issuable upon the exercise of warrants, of which (i) 0 are currently exercisable and (ii) 1,400,000 become exercisable in connection with the conversion into shares of Common Stock of the Issuer's outstanding unsecured convertible notes (the "Convertible Notes") on a 1 for 1 basis or, earlier upon the earliest date on which (x) at least 50% of the aggregate principal amount of the Convertible Notes are converted into shares of Common Stock or (y) all of the Convertible Notes are no longer outstanding.

Item 1.	Security and Issuer
(a)	This statement on Schedule D relates to the common stock, par value $0.01 per share (the “Common Stock”) of Emergent Capital, Inc., a Florida corporation (the “Issuer”).
(b)	The principal executive offices of the Issuer are located at 5355 Town Center Road, Suite 701, Boca Raton, Florida 33486.

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background
(a)	The persons and entities filing this Schedule 13D are Opal Sheppard Opportunities Fund I LP (“OSO”), OSO Management LLC (“OSO Management”), Opal Capital Partners, LP (“Opal”), Opal Advisors, LLC (“Opal Advisors”) and Phuc James Hua (“Hua”) (collectively, the “Reporting Persons”). Hua is a director of the Issuer.
(b)	The address of the principal place of business for OSO and OSO Management is 360 SW Bond Street, Suite 510, Bend, Oregon 97702. The address of the principal place of business for Opal, Opal Advisors and Hua is 40 Lake Bellevue Drive, Suite 245, Bellevue, Washington 98005.
(c)	The principal business of each of the Reporting Persons is the investment business.
(d)	During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	Hua is a United States citizen. OSO, OSO Management, Opal and Opal Advisors are organized in Delaware.
Item 3.	Source and Amount of Funds or Other Considerations

On July 28, 2017, the Reporting Persons acquired shares of Common Stock and warrants to purchase Common Stock as reported in this Schedule 13D as follows: OSO acquired 10,000,000 shares of Common Stock and warrants to purchase 1,400,000 shares of Common Stock; OSO Management, the general partner of OSO, and Hua, the manager of OSO Management, each acquired beneficial ownership of OSO’s securities; Opal acquired 375,000 shares of Common Stock; Opal Advisors, which is the general partner of Opal, and Hua, who is the managing member of Opal Advisors, acquired beneficial ownership of Opal’s securities; OSO paid an aggregate of $2,000,000.00 and Opal paid an aggregate of $814,293.96, all of which funds were paid from working capital. As a result, the Reporting Persons beneficially own an aggregate of 10,375,000 shares of Common Stock which, together with the Reporting Persons’ warrants to purchase 1,400,000 shares of Common Stock, equals approximately 8.1% of the outstanding shares of Common Stock.

Item 4.	Purpose of Transaction

The shares of Common Stock and warrants to purchase Common Stock acquired by the Reporting Persons (the “Securities”) were acquired as part of a series of integrated transactions to effect a recapitalization of the Issuer (the “Transactions”) pursuant to certain separate Master Transaction Agreements (together, the “Master Transaction Agreements”) dated March 15, 2017 or May 12, 2017, as amended, by and among the Issuer, PJC Investments, LLC (“PJC”), and each Consenting Convertible Note Holder that was a party to each such Master Transaction Agreement. In connection with the Transactions, (i) the Issuer issued and sold shares of Common Stock and warrants to purchase Common Stock to the Reporting Persons and other investors that resulted in a majority of the outstanding Common Stock being beneficially owned by such persons, (ii) the Issuer effected an exchange offer pursuant to which approximately 98% of its existing 8.50% Senior Unsecured Convertible Notes due 2019 were exchanged for new 5.00% Senior Unsecured Convertible Notes due 2023 (the “New Convertible Notes”) and holders of such existing notes that tendered such notes received a right to purchase Common Stock in a rights offering, and (iii) holders of the Issuer’s existing 15.0% Senior Secured Notes due 2018 sold their notes to investors who, after such the indenture relating to such notes was amended and restated, received new 8.5% Senior Secured Notes due 2021 (the “New Senior Notes”). OSO entered into a Securities Acquisition Agreement (the “Securities Acquisition Agreement”) with PJC, dated July 28, 2017, pursuant to which PJC designated OSO and/or its designees and affiliates to purchase shares of Common Stock, acquire warrants, purchase New Senior Notes and enter into a board rights agreement with the Issuer.

The shares of Common Stock acquired by the Reporting Persons were issued and sold pursuant to a Common Stock Purchase Agreement dated as of July 28, 2017 by and among the Issuer, OSO, certain other investors, and certain holders of the Issuer’s existing convertible notes (the “Common Stock Purchase Agreement”). The warrants acquired by the Reporting Persons were issued pursuant to a form of warrant (the “Warrant”). In connection with the Transactions, the Issuer agreed to register the resale of the shares of Common Stock issued and sold pursuant to the Common Stock Purchase Agreement, the shares issuable upon exercise of the Warrants, the New Convertible Notes and the shares of Common Stock issuable upon conversion of the New Convertible Notes, pursuant to a Registration Rights Agreement dated as of July 28, 2017 among the Issuer, OSO, and other holders of registrable securities (the “Registration Rights Agreement”).

In connection with the Reporting Persons’ acquisition of the Securities and pursuant to a Designation Agreement between the Issuer and OSO dated as of July 28, 2017 (the “Designation Agreement”), OSO has the right to designate one member of the Issuer’s board of directors for so long as (y) PJC has the right to designate three members to the Issuer’s board of directors pursuant to a Board Rights Agreement among the Issuer, PJC, and JSARCo, LLC, dated as of July 28, 2017 and (z) OSO and/or its affiliates (including Opal) in the aggregate beneficially not less than 15% of the New Senior Notes issued by the Issuer to OSO and/or its affiliates (including Opal) on July 28, 2017. Accordingly, Hua was so designated and was appointed as a member of the Issuer’s Board of Directors.

Other than as described in this Schedule 13D, the Reporting Persons do not at the present time have any plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except the acquisition of Common Stock that may be acquired by, directly or upon the exercise of stock options granted to, an affiliate of the Reporting Persons as compensation for service as a member of the Issuer’s board of directors;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s Certificate of Incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.
Item 5.	Interest in Securities of the Issuer
(a)	As of the date hereof and as more fully described in Item 3 above, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 11,775,000 shares of Common Stock (including shares subject to the warrants) with sole or shared power to vote or to direct the vote, and to dispose or to direct the disposition, of such Securities as follows:

OSO has shared power with Hua.

OSO Management has shared power with Hua.

Hua has sole power over Securities beneficially owned by OSO and OSO Management.

Opal has shared power with Hua.

Opal Advisors has shared power with Hua.

Hua has sole power over Securities beneficially owned by Opal and Opal Advisors.

The 11,775,000 shares of Common Stock beneficially owned by the Reporting Persons, as more fully described in Item 3 above, represent 8.1% of the issued and outstanding shares of Common Stock based on 143,413,844 shares of Common Stock outstanding as of July 28, 2017 as provided by the Issuer.

(b)	See (a) above.
(c)	Except as described in Item 4 above, there have been no transactions in the securities of the Issuer by any of the Reporting Persons during the past sixty days.
(d)	None.
(e)	Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.   Material to Be Filed as Exhibits

See Exhibit Index.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 10, 2017

Opal Sheppard Opportunities Fund I LP

By: OSO Management LLC, its general partner

By:	/s/ P. James Hua
Name: P. James Hua
Title: Manager

OSO Management LLC

By:	/s/ P. James Hua
Name: P. James Hua
Title: Manager

Opal Capital Partners, LP

By: Opal Advisors, LLC, its general partner

By:	/s/ P. James Hua
Name: P. James Hua
Title: Manager

Opal Advisors, LLC

By:	/s/ P. James Hua
Name: P. James Hua
Title: Managing Member

P. James Hua

/s/ P. James Hua

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Exhibit Index

Exhibit No.	Description
4.1	Form of Common Stock Purchase Warrant, dated as of July 28, 2017 (incorporated by reference to Emergent Capital, Inc.’s Current Report on Form 8-K filed with the Commission on July 31, 2017 (File No. 001-35064)).
10.1	Master Transaction Agreement, dated as of March 14, 2017 by and among Emergent Capital, Inc., PJC Investments, LLC, and Bulldog Investors LLC (incorporated by reference to Emergent Capital, Inc.’s Schedule TO-I/A No. 3 filed with the Commission on June 7, 2017 (File No. 005-86093)).
10.2	Amendment to Master Transaction Agreement, dated as of April 7, 2017 by and among Emergent Capital, Inc., PJC Investments, LLC, and Bulldog Investors LLC (incorporated by reference to Emergent Capital, Inc.’s Schedule TO-I/A No. 3 filed with the Commission on June 7, 2017 (File No. 005-86093)).
10.3	Amendment No. 2 to Master Transaction Agreement, dated as of June 19, 2017 by and among Emergent Capital, Inc., PJC Investments, LLC, and Bulldog Investors LLC (incorporated by reference to Emergent Capital, Inc.’s Schedule TO-I/A No. 5 filed with the Commission on June 21, 2017 (File No. 005-86093)).
10.4	Master Transaction Agreement, dated as of March 15, 2017 by and among Emergent Capital, Inc., PJC Investments, LLC, and Rangeley Capital, LLC (incorporated by reference to Emergent Capital, Inc.’s Schedule TO-I/A No. 3 filed with the Commission on June 7, 2017 (File No. 005-86093)).
10.5	Amendment to Master Transaction Agreement, dated as of April 7, 2017 by and among Emergent Capital, Inc., PJC Investments, LLC, and Rangeley Capital, LLC (incorporated by reference to Emergent Capital, Inc.’s Schedule TO-I/A No. 3 filed with the Commission on June 7, 2017 (File No. 005-86093)).
10.6	Amendment No. 2 to Master Transaction Agreement, dated as of June 19, 2017 by and among Emergent Capital, Inc., PJC Investments, LLC, and Rangeley Capital, LLC (incorporated by reference to Emergent Capital, Inc.’s Schedule TO-I/A No. 5 filed with the Commission on June 21, 2017 (File No. 005-86093)).
10.7	Master Transaction Agreement, dated as of March 15, 2017 by and among Emergent Capital, Inc., PJC Investments, LLC, and NS Advisors, LLC (incorporated by reference to Emergent Capital, Inc.’s Schedule TO-I/A No. 3 filed with the Commission on June 7, 2017 (File No. 005-86093)).
10.8	Amendment to Master Transaction Agreement, dated as of April 7, 2017 by and among Emergent Capital, Inc., PJC Investments, LLC, and NS Advisors, LLC (incorporated by reference to Emergent Capital, Inc.’s Schedule TO-I/A No. 3 filed with the Commission on June 7, 2017 (File No. 005-86093)).
10.9	Amendment No. 2 to Master Transaction Agreement, dated as of June 19, 2017 by and among Emergent Capital, Inc., PJC Investments, LLC, and NS Advisors, LLC (incorporated by reference to Emergent Capital, Inc.’s Schedule TO-I/A No. 5 filed with the Commission on June 21, 2017 (File No. 005-86093)).
10.10	Master Transaction Agreement, dated as of March 15, 2017 by and among Emergent Capital, Inc., PJC Investments, LLC, and Joel Lusman (incorporated by reference to Emergent Capital, Inc.’s Schedule TO-I/A No. 3 filed with the Commission on June 7, 2017 (File No. 005-86093)).
10.11	Amendment to Master Transaction Agreement, dated as of April 7, 2017 by and among Emergent Capital, Inc., PJC Investments, LLC, and Joel Lusman (incorporated by reference to Emergent Capital, Inc.’s Schedule TO-I/A No. 3 filed with the Commission on June 7, 2017 (File No. 005-86093)).

Exhibit No.	Description
10.12	Amendment No. 2 to Master Transaction Agreement, dated as of June 19, 2017 by and among Emergent Capital, Inc., PJC Investments, LLC, and Joel Lusman (incorporated by reference to Emergent Capital, Inc.’s Schedule TO-I/A No. 5 filed with the Commission on June 21, 2017 (File No. 005-86093)).
10.13	Master Transaction Agreement, dated as of March 15, 2017, by and among Emergent Capital, Inc., PJC Investments, LLC, and each of Ironsides P Fund L.P., and Ironsides Partners Special Situations Master Fund II L.P. (incorporated by reference to Emergent Capital, Inc.’s Schedule TO-I/A No. 3 filed with the Commission on June 7, 2017 (File No. 005-86093)).
10.14	Amendment to Master Transaction Agreement, dated as of April 7, 2017 by and among Emergent Capital, Inc., PJC Investments, LLC, and each of Ironsides P Fund L.P. and Ironsides Partners Special Situations Master Fund II L.P. (incorporated by reference to Emergent Capital, Inc.’s Schedule TO-I/A No. 3 filed with the Commission on June 7, 2017 (File No. 005-86093)).
10.15	Amendment No. 2 to Master Transaction Agreement, dated as of June 19, 2017 by and among Emergent Capital, Inc., PJC Investments, LLC, and each of Ironsides P Fund L.P. and Ironsides Partners Special Situations Master Fund II L.P. (incorporated by reference to Emergent Capital, Inc.’s Schedule TO-I/A No. 5 filed with the Commission on June 21, 2017 (File No. 005-86093)).
10.16	Master Transaction Agreement, dated as of March 15, 2017, by and among Emergent Capital, Inc., PJC Investments, LLC, and each of Nantahala Capital Partners Limited Partnership, Nantahala Capital Partners II Limited Partnership, Nantahala Capital Partners SI, LP, Blackwell Partners LLC — Series A, Silver Creek CS SAV, L.L.C. and Fort George Investments, LLC (incorporated by reference to Emergent Capital, Inc.’s Schedule TO-I/A No. 3 filed with the Commission on June 7, 2017 (File No. 005-86093)).
10.17	Amendment to Master Transaction Agreement, dated as of April 7, 2017, by and among Emergent Capital, Inc., PJC Investments, LLC, a Texas limited liability company, and each of Nantahala Capital Partners Limited Partnership, Nantahala Capital Partners II Limited Partnership, Nantahala Capital Partners SI, LP, Blackwell Partners LLC — Series A, Silver Creek CS SAV, L.L.C. and Fort George Investments, LLC (incorporated by reference to Emergent Capital, Inc.’s Schedule TO-I/A No. 3 filed with the Commission on June 7, 2017 (File No. 005-86093)).
10.18	Amendment No. 2 to Master Transaction Agreement, dated as of June 19, 2017, by and among Emergent Capital, Inc., PJC Investments, LLC, a Texas limited liability company, and each of Nantahala Capital Partners Limited Partnership, Nantahala Capital Partners II Limited Partnership, Nantahala Capital Partners SI, LP, Blackwell Partners LLC — Series A, Silver Creek CS SAV, L.L.C. and Fort George Investments, LLC (incorporated by reference to Emergent Capital, Inc.’s Schedule TO-I/A No. 5 filed with the Commission on June 21, 2017 (File No. 005-86093)).
10.19	Master Transaction Agreement, dated as of May 12, 2017 by and among Emergent Capital, Inc., PJC Investments, LLC, and Integrated Core Strategies (US) LLC (incorporated by reference to Emergent Capital, Inc.’s Schedule TO-I/A No. 3 filed with the Commission on June 7, 2017 (File No. 005-86093)).
10.20	Amendment No. 1 to Master Transaction Agreement, dated as of June 19, 2017 by and among Emergent Capital, Inc., PJC Investments, LLC, and Integrated Core Strategies (US) LLC (incorporated by reference to Emergent Capital, Inc.’s Schedule TO-I/A No. 5 filed with the Commission on June 21, 2017 (File No. 005-86093)).
10.21	Securities Acquisition Agreement, dated as of July 28, 2017, by and between Opal Sheppard Opportunities Fund I LP and PJC Investments, LLC.*

Exhibit No.	Description
10.22	Common Stock Purchase Agreement, dated as of July 28, 2017, by and among Emergent Capital, Inc., PJC Investments, LLC and the purchasers party thereto (incorporated by reference to Emergent Capital, Inc.’s Current Report on Form 8-K filed with the Commission on July 31, 2017 (File No. 001-35064)).
10.23	Board Rights Agreement, dated as of July 28, 2017, by and among Emergent Capital, Inc., PJC Investments, LLC and JSARCo, LLC (incorporated by reference to Emergent Capital, Inc.’s Current Report on Form 8-K filed with the Commission on July 31, 2017 (File No. 001-35064)).
10.24	Designation Agreement, dated as of July 28, 2017, by and among Emergent Capital, Inc. and Opal Sheppard Opportunities Fund I LP.*
10.25	Registration Rights Agreement, dated as of July 28, 2017, by and among Emergent Capital, Inc. and the holders party thereto (incorporated by reference to Emergent Capital, Inc.’s Current Report on Form 8-K filed with the Commission on July 31, 2017 (File No. 001-35064)).
99.1	Joint Filing Agreement, dated as of August 10, 2017 by and among Opal Sheppard Opportunities Fund I LP, OSO Management LLC, Opal Capital Partners, LP, Opal Advisors, LLC and P. James Hua.*

*Filed herewith.